Christopher E. Palmer +1 202 346 4253 cpalmer@goodwinlaw.com	Goodwin Procter LLP 1900 N Street, NW Washington, DC 20036
goodwinlaw.com +1 202 346 4000

November 3, 2020

VIA EDGAR
Ruairi Regan
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Liquidation of Prudential Real Estate Separate Accounts

Dear Mr. Regan:

In response to the Staff’s request, this letter sets forth background information regarding the three real property Separate Accounts (listed and defined below) serving as investment options under previously issued variable life and variable annuity contracts, discusses the planned liquidation of those Separate Accounts, explains the post-effective amendments to the registration statements on Form S-1 filed September 25, 2020 (Reg. Nos. 333-223075, 333-223076 and 333-223077), and discusses how the planned liquidation compares to a variable contract substitution.

We are seeking acceleration of the registration statements prior to December 7, 2020, the date of the proposed supplements. To meet the internal systems deadlines required to implement the start of the liquidation process prior to April 2021, we would need to resolve any Staff questions or comments prior to November 23, 2020. The systems changes needed to take the steps outlined below, such as making available a new investment option and lifting transfer restrictions, can only be made at certain times of the year. We appreciate your assistance, and we understand that the Staff has not made any commitments as to timing.

Background

In the 1980s, The Prudential Insurance Company of America and its affiliates (collectively, “Prudential”) created real estate investment options for certain variable life insurance and variable annuity contracts (collectively, “contracts”). The options were offered through three affiliated insurance companies, so there are three separate accounts (the “Separate Accounts” or the “RPAs”):

1.The Prudential Insurance Company of America Variable Contract Real Property Account (“PICA RPA”) (Reg. No. 333-223075);
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2.Pruco Life Variable Contract Real Property Account (“PLAZ RPA”) (Reg. No. 333-223077); and
3.Pruco Life of New Jersey Variable Contract Real Property Account (“PLNJ RPA”) (Reg. No. 333-223076).

The Separate Accounts invest (through a partnership structure) primarily in real estate, not primarily in securities, and therefore the Separate Accounts are not investment companies and are not registered under the Investment Company Act of 1940 (the “1940 Act”). The interests issued by the Separate Accounts are registered under the Securities Act of 1933 Act (the “1933 Act”) on Form S-1. All three Separate Accounts are general partners in an underlying partnership. The structure allowed the creation of one portfolio of real estate properties.

Prudential worked through the structure with the Staff in 1986 and 1987, and the Staff issued three no-action letters. Collectively, the letters provide that the Staff will not seek enforcement action if the Separate Accounts do not register as investment companies under the 1940 Act, but contemplate that the interests issued by the Separate Accounts will be registered under the 1933 Act.1

In 2017, the Separate Accounts stopped filing periodic reports under Section 15(d) of the the Securities Exchange Act of 1934 based on a submission to and discussions with the Office of Chief Counsel in the Division of Corporation Finance and existing precedent. See The Equitable Life Assurance Society of the United States, SEC No-Action Letter (April 19, 1996). Consistent with those discussions and the existing precedent, Prudential provides annual and semi-annual reports to contract owners invested in an RPA.

The contracts that include an RPA as an investment option have not been sold since 2001. Prudential has continued to maintain an effective registration statement for each RPA on Form S-1 because existing contract owners may allocate new payments or transfer existing account value to the RPAs.

The RPAs have combined net assets of approximately $190 million as of October 31, 2020. There are approximately 35,000 contract owners with an allocation to RPA, 92% of whom have an allocation less than $10,000.

The contracts including RPA as an investment option include a variety of other investment options offered through a separate account registered under the 1940 Act as a unit investment trust which invests in a variety of underlying registered management investment companies (i.e., mutual funds). For example, Prudential’s Variable Appreciable Life contract offers 13 different mutual fund options (including balanced, equity and fixed income funds) through the Prudential Variable Appreciable Account, a fixed rate option, and the RPA. As discussed in more detail below, in connection with the
1 See Pruco Life Real Property Account, SEC No-Action Letter (Sept. 18, 1986) (Staff would not recommend enforcement action if PLAZ RPA, the first RPA to be created, does not register as an investment company); Pruco Life Ins. Co., SEC No-Action Letter (May 26, 1987) (Staff would not recommend enforcement action if Prudential does not register RPA interests as securities under Section 12 of the Securities Exchange Act of 1934); The Prudential Ins. Co., SEC No-Action Letter (Oct. 22, 1987) (Staff would not recommend enforcement action if Prudential implements the partnership structure with the three Separate Accounts as general partners without registration under the 1940 Act).
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planned liquidation, Prudential will add to each contract an additional mutual fund option, the AST Cohen & Steers Realty Portfolio.

The RPAs are not underlying funds of any registered UIT separate account. Stated another way, the interests under the contracts in the RPAs are issued directly to the contract owners, as are the interests under the contracts in the registered UIT separate account. Contract charges (such as mortality and expense risk charges and cost of insurance charges) are deducted from both the registered UIT separate account and the RPA based on the relative amounts of account value allocated to each. Contract owners may transfer account value between the RPA and the registered UIT separate account. The structure and approach is similar to annuity contracts that provide registered UIT investment options and other options such as registered indexed options (registered under the 1933 Act but not the 1940 Act) and fixed rate options (which are not registered under either the 1933 Act or the 1940 Act). Those types of contracts are sometimes called combination contracts because a single contract form issued to a contract owner includes a combination of types of investment options.2

Planned Liquidation of the RPAs

With limited inflows, and increased outflows, the investment manager of the Partnership, PGIM, Inc. (“PGIM”), a Prudential affiliate, believes that it is in the best interest of contract owners to liquidate the RPAs. As noted in the previous section, the RPAs have not been offered on any new contracts sold by Prudential since 2001. With decreasing asset levels, PGIM believes that the RPAs will not be of the scale necessary to effectively invest in a diversified set of properties going forward.

The relevant Prudential entities, including PGIM, have worked on a liquidation plan. Prudential has discussed the plan with the required state insurance departments (NY, NJ and AZ), and Prudential has received all necessary state insurance department approvals for the plan.

2 For example, Prudential recently registered on Forms N-4 and S-3 an annuity contract providing both variable and indexed options, with the ability to transfer account value among the options. The prospectus summary explains the structure: “The Prudential FlexGuard index-linked and variable annuity contract issued by PALAC is a contract between you, the Owner, and Prudential Annuities Life Assurance Corporation, an insurance company. It is designed for retirement purposes, or other long-term investing, to help you save money for retirement, on a tax deferred basis, and provide income during your retirement. … The Annuity offers various Variable Investment Subaccounts and Index Strategy Allocation Options. … Assets supporting the Index Strategies are held in a non-insulated, non-registered separate account and are subject to the claims of the creditors of PALAC and the benefits provided are subject to the claims paying ability of PALAC.” See Form S-3 Amendment, Prudential Annuities Life Assurance Corporation, Reg. No. 333-248270, filed May 7, 2020, SEC Accession No. 0000881453-20-000058.
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The liquidation plan includes the following steps in the liquidation:

a.Effective December 8, 2020, the RPAs will close to additional investments, including new purchase payments under the contracts and transfers from other investment options.
b.Also effective December 8, 2020, all transfer restrictions out of RPA will be eliminated, and any transfer out of RPA will not count towards any annual transfer limitation under the contracts.
c.Each contract will make available a new mutual fund option, the AST Cohen & Steers Realty Portfolio (the “AST Portfolio”). The AST Portfolio normally invests at least 80% of its assets in securities of real estate related issuers, including shares in real estate investment trusts.
d.On or about December 6, 2021 (the “Liquidation Date”), any contract owner account value allocated to RPA will be transferred to the AST Portfolio. That transfer will be valued as of the Liquidation Date (using the valuation procedures described in the RPA prospectus and the AST Portfolio prospectus).
e.After the Liquidation Date, any remaining properties or other assets will be owned by Prudential until final sale.
f.Prudential expects it will sell all of the properties by the end of 2023, but not before the Liquidation Date. If not all of the properties are sold by the Liquidation Date, upon the sale of the last property, Prudential will determine if the aggregate value of the sale prices of the properties sold after the Liquidation Date is greater than the aggregate value of those properties as of the Liquidation Date. If so, Prudential will make a supplemental payment for contracts that had allocations to RPA as of the Liquidation Date.

Post-Effective Amendments

The post-effective amendments include the prospectus supplement that Prudential plans to send to each contract owner on December 7, 2020 notifying them of the planned liquidation of the RPAs. The supplements in the three post-effective amendments are identical other than the name of the specific Separate Account.

Prudential will mail with each supplement a copy of the current summary prospectus for the AST Portfolio.

Prudential plans to re-mail the prospectus supplement and the then-current summary prospectus for the AST Portfolio to contract owners invested in the RPAs approximately 30 days before the Liquidation Date.

Prudential will pay the costs of the printing and mailing.

Assuming the post-effective amendments are declared effective prior to December 7, 2020, Prudential does not expect to make any additional filings with respect to these registration statements. Once the
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RPAs are closed to new investment, no securities will issued by the RPAs and therefore the RPAs do not need to maintain a current registration statement.3

We do not see a need to withdraw the registration statements. Although withdrawal is sometimes pursued to avoid integration with a private offering (see Rules 155 and 477 under the 1933 Act), there is no such need to do so here. In addition, Rule 477, which governs withdrawal, would not apply because securities have been sold under the registration statements.

Although Rule 457(p) under the 1933 Act provides some ability to use fee payments to offset fees under future registration statements, we do not expect to utilize that rule (because the rule generally requires that the new registration statement be filed by the same registrant or certain parents or subsidiaries).

Comparison to Substitution under Section 26(c)

Section 26(c) of the 1940 Act requires an SEC order before a depositor or trustee of a registered unit investment trust (“UIT”) holding the security of a single issuer substitutes another security for such security. The SEC has issued more than 200 orders permitting the substitution of one mutual fund option under a variable contract for another mutual fund option.4 In those cases, the sub-account of a separate account registered under the 1940 Act as a UIT is redeeming all of its shares in the current mutual fund and using the proceeds of that redemption to purchase shares of the new mutual fund. Because the UIT is registered under the 1940 Act, Section 26(c) applies and an SEC order is required for the substitution.5

Section 26(c) does not apply because there is no substitution by a registered UIT. Instead, three unregistered separate accounts are being liquidated, with the liquidation proceeds being transferred to another separate account available under the contract. The fact that money is being transferred to a registered UIT does not trigger Section 26(c). Section 26(c) applies only when the registered UIT seeks to change the security in which it is invested.

3 As recently noted by the SEC in the adopting release for the new summary prospectus rule for variable contracts, the need to maintain a current registration statement is triggered by the ability to direct payments or transfers to the contract options. See Release No. IC-10765, at 293 (Mar. 11, 2020) (“Summary Prospectus Release”) (“Each additional purchase payment under a variable contract, or reallocation of contract value from one sub-account to another, is considered a ‘sale’ under Section 5 of the Securities Act requiring delivery of a current prospectus, and variable contract issuers generally maintain current prospectuses for their products through the filing of annual post-effective amendments to the registration statements and, as necessary, supplementing or ‘stickering’ the contract prospectus or SAI.”). Prudential will maintain a current registration statement for each contract’s registered UIT providing the mutual fund investment options or rely on the Commission’s position on discontinued contracts in the Summary Prospectus Release.
4 See Release No. IC-33721, at 11 (Dec. 20, 2019) (812-14722) (“Since the early 1980s, the Commission has issued nearly 200 substitution orders under Section 26(c) involving variable insurance contract UIT subaccounts replacing their underlying mutual funds.”).
5 The SEC staff has issued no-action letters permitting substitutions in certain circumstances with an SEC order. See, e.g., American Enterprise Life Ins. Co., SEC No-Action Letter (Apr. 30, 2002) (transfer to a money market fund when an unaffiliated fund liquidates).
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Although Section 26(c) does not apply, Prudential has looked to the substitution process to develop a liquidation process with a focus on the best interest of contract owners. The planned liquidation process includes the following procedural steps that are consistent with the conditions of a typical substitution order:

a.Prudential will provide advance notice of the liquidation. The first notice will be provided in December 2020, and a second notice will be provided approximately 30 days before the Liquidation Date, which is estimated to be December 6, 2021.
b.All transfer restrictions or limitations are being waived effective December 8, 2020. Any transfer out of RPA will not count against any annual limit on transfers.
c.After the liquidation, Prudential will deliver to each affected contract owner a confirmation of the transfer transaction.

Consistent with the approach used for substitution transactions, Prudential considered the relative investment strategies, fees and expenses of RPA and the AST Portfolio. Prudential selected the AST Portfolio because it permits contract owners to maintain an allocation to real estate. The AST Portfolio is the most closely comparable fund in the Prudential fund group available for variable contracts (investing primarily in real estate securities) and has been subadvised since 1998 by Cohen & Steers Capital Management, Inc., an investment manager specializing in real estate securities. The fee and expense comparison is not as simple as comparing one mutual fund to another because RPA expenses include property-related expenses in addition to the investment management fee. In contrast, with a real estate securities fund, such as the AST Portfolio, the property level expenses are reflected in the performance of the securities and are not reflected in the prospectus fee table. That said, the AST Portfolio management fee is lower than the RPA management fee. The current AST Portfolio prospectus shows a management fee of 0.83%, while the management fee for RPA is 1.25%. The total expense ratio for the AST Portfolio in the current prospectus is 1.10%, while the RPA prospectus financial information shows for the underlying RPA partnership a ratio of expenses to average net assets of 6.23%.6

6 The RPA prospectus describes fees and expenses as follows: “Pursuant to the investment management agreement, the Partnership pays a daily investment management fee, which is equal to an effective annual rate of 1.25% of the average daily gross assets of the Partnership. Certain other expenses and charges attributable to the operation of the Partnership are also charged against the Partnership. In acquiring an investment, the Partnership may incur various types of expenses paid to third parties, including but not limited to, brokerage fees, attorneys’ fees, architects’ fees, engineers’ fees, and accounting fees. After acquisition of an investment, the Partnership will incur recurring expenses for the preparation of annual and semi-annual reports, periodic appraisal costs, mortgage servicing fees, annual audit charges, accounting and legal fees, and various administrative expenses. These expenses will be charged against the Partnership’s assets. Some of these operating expenses represent reimbursement of the investment manager for the cost of providing certain services necessary to the operation of the Partnership, such as daily accounting services, preparation of annual and semi-annual reports, and various administrative services. The investment manager charges the Partnership mortgage loan servicing fees pursuant to the standards outlined in item 6 under Conflicts of Interest. In addition to the various expenses charged against the Partnership’s assets, other expenses such as insurance costs, taxes, and property management fees will ordinarily be deducted from rental income, thereby reducing the gross income of the Partnership.”
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The structure of the transfer on the Liquidation Date is also consistent with substitution transactions. In particular, the transfer will be effected at the relative net asset values of the interests in RPA and the shares of the AST Portfolio as of the Liquidation Date consistent with the pricing provisions of Section 22(c) of the 1940 Act and Rule 22c-1 thereunder and without the imposition of any transfer or similar charges. In other words, the transfer will be effective without change in the account value of any contract. The proposed substitutions will in no way alter the tax treatment of the contract owners, and no tax liability will arise for contract owners as a result of the transfer. No right or obligation of the insurance company will be altered in any way.

These procedural steps and substantive provisions provide an appropriate approach to addressing the net outflows in the RPAs and the expected continued outflows because no new contracts have been issued since 2001.

* * * * *

For the reasons set forth above, Prudential believes that the planned liquidation is in the best interest of contract owners and meets all applicable legal requirements. We hope that the background information and discussion of the planned liquidation responds to the Staff’s questions and provides a basis for the acceleration of the amendments to the registration statements. If you have any further questions, please contact Chris Palmer at (202) 346-4253 or Jordan Thomsen of Prudential at (973) 802-4193.

Respectfully submitted,

/s/ Christopher E. Palmer
Christopher E. Palmer

cc: Harry Eisenstein, SEC
James Lopez, SEC
Erin Martin, SEC
Adam Turk, SEC
Jordan Thomsen, Prudential
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